EXHIBIT 99.1

News Release dated April 20, 2014, Suncor Energy reports employee fatality at its Oil Sands site

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports employee fatality at its Oil Sands site

Fort McMurray, Alberta (April 20, 2014) – Suncor Energy regretfully reports there has been an employee fatality at its Oil Sands site on Sunday, April 20, 2014.

Suncor emergency service personnel responded at approximately 11:30 a.m. when an employee was severely injured while working. The employee was immediately transported to the Northern Lights Regional Health Centre where he was pronounced deceased.

Suncor is working with the appropriate authorities and will complete a full investigation into the cause of the incident.

“This is devastating news and a tragic loss for family, friends and co-workers. Our thoughts and prayers go out to loved ones during this extremely difficult time,” said Mark Little, Suncor executive vice president, Upstream.

The name of the individual is not being released.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com